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                               CONSENT OF EXPERTS

We hereby consent to the reliance in this Annual Report on Form 40-F of Kinross Gold Corporation ("Kinross") on our report dated April, 2003 which Kinross used, or directly quoted from, in preparing summaries, including ore reserve and mineral estimates, in the Annual Report of the Morro do Ouro Mine.


Steffen Robertson and Kirsten (Canada) Inc.


By: Ken Reipas
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          [Name of Signatory]

Title: Principal Mining Engineer

Date:  May 14                       , 2003
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